SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018
________________

ELBIT VISION SYSTEMS LTD.
 (Translation of Registrant's name into English)
________________

7 Bareket Street, Industrial Park Caesarea, Post Office Box 3047, Caesarea, Israel
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

On April 25, 2018, Elbit Vision Systems Ltd (“EVS”) consummated its previously reported merger transaction, whereby it was acquired by Uster Technologies AG (“Uster”). Pursuant to the transaction, EVS merged with a wholly-owned subsidiary of Uster, and each ordinary share, par value NIS 10.0 of EVS, was canceled, entitling the holder thereof to receive $3.40 of cash consideration (subject to the withholding of any applicable taxes). The merger transaction was described further in the Proxy Statement, dated February 12, 2018, that was annexed as Exhibit 99.1 to EVS’s Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission (“SEC”) on February 12, 2018.

EVS has notified FINRA, of the completion of the merger, and EVS’s ordinary shares are no longer listed on the OTCQB as of the opening of trading on April 25, 2018.  EVS expects to terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, as amended, and to cease to report to the SEC, no later than approximately 5 days after the closing of the merger.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. (Registrant)

	By:	/s/ Yaron Menashe
Yaron Menashe
Date: April 25, 2018		Chief Financial Officer